Exhibit 12.1

Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2011	2010	2009	2008	2007
Earnings:

Income from continuing operations before income taxes	$212,256	$250,753	$216,084	$235,949	$155,021	$160,176	$220,015

Interest expense (excluding capitalized interest)(1)	28,704	46,847	47,797	44,165	46,280	50,421	55,294

Portion of rent expense under long-term operating leases representative of an interest factor	3,009	4,463	3,215	3,438	2,716	3,147	2,900

Total earnings	$243,969	$302,063	$267,096	$283,552	$204,017	$213,744	$278,209

Fixed charges:

Interest expense (including capitalized interest)(1)	$28,704	$46,847	$47,797	$44,165	$46,280	$50,421	$55,294

Portion of rent expense under long-term operating leases representative of an interest factor	3,009	4,463	3,215	3,438	2,716	3,147	2,900

Total fixed charges	$31,713	$51,310	$51,012	$47,603	$48,996	$53,568	$58,194

Ratio of earnings to fixed charges	7.7	5.9	5.2	6.0	4.2	4.0	4.8

(1) Does not include interest expense related to uncertain tax positions.